Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Quarters Ended
	April 1,	April 2,
	2011	2010
	(In millions, except ratios)
Earnings:
Net income attributable to Harris Corporation	$454.5	$410.2
Plus: Income Taxes	225.6	202.1
Fixed charges	72.8	59.1
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	(3.1)	—
Undistributed earnings in equity investments	—	—

	$749.8	$671.4

Fixed Charges:
Interest expense	$64.2	$54.5
Plus: Interest capitalized during the period	3.1	—
Interest portion of rental expense	5.5	4.6

	$72.8	$59.1

Ratio of Earnings to Fixed Charges	10.30	11.36